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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                               O. I. CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  670841-10-5
                 ---------------------------------------------
                                 (CUSIP Number)

                                William W. Botts
                                 P. O. Box 9010
                       College Station, Texas 77842-9010
                            Telephone (409) 690-1711
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1997
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 670841-10-5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William W. Botts          SS ####-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    232,867
 NUMBER OF     -----------------------------------------------------------------
  SHARES        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON
   WITH             364,535
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     364,535
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

    Common Stock, par value $0.10 per share

    O.I. Corporation
    P. O. Box 9010
    College Station, Texas 77842-9010

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) Name:                          William W. Botts

    (b) Business address:              O.I. Corporation
                                       P. O. Box 9010
                                       College Station, Texas 77842-9010

    (c) Occupation and the name, principal business and address of corporation in which employment is conducted:

          (i)  Occupation:             President and Chairman of the Board
          (ii) Corporation:            O.I. Corporation
          (iii)Principal Business:     Manufacture and sale of environmental
                                       analytical instruments
          (iv) Business Address:       See Item 2(b)

    (d) Criminal Proceedings:          None

    (e) Civil Proceedings:             None

    (f) Citizenship:                   United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The filing of Mr. Botts' initial Schedule 13D was required by the vesting of options to purchase 115,000 shares of Common Stock granted pursuant to an employee stock option plan. There was no consideration used for the acquisition of the shares that required the filing of that statement.

    The filing of Amendment No. 1 to Schedule 13D ("Amendment 1") for Mr. Botts was required to report the sale of 25,000 shares and the disposal by gift of 1,500 shares by Mr. Botts. There was no consideration used for the acquisition of the shares that required the filing of that statement.

    The filing of Amendment No. 2 to Schedule 13D ("Amendment 2") for Mr. Botts was required to report the vesting of 35,000 employee stock options. There was no consideration used for the acquisition of the shares that required the filing of that statement.

    Mr. Botts has exercised options to purchase, in the aggregate, 150,000 shares of Common Stock since December 1994. The consideration paid in these transactions totaled $46,200 and was composed of personal funds and shares of Common Stock held by Mr. Botts. Additional options to purchase 86,668 shares of Common Stock granted pursuant to an employee stock option plan have vested since December 1992.

ITEM 4.  PURPOSE OF TRANSACTION

    The filing of Mr. Botts' initial Schedule 13D was required by the vesting of options to purchase 115,000 shares of Common Stock granted pursuant to an employee stock option plan.

    The Filing of Amendment 1 was required to report the sale of 25,000 shares and the disposal by gift of 1,500 shares by Mr. Botts.

    The filing of Amendment 2 was required to report the vesting of 35,000 employee stock options.

    The filing of this statement is required to report the purchase, in the aggregate, of 150,000 shares of Common Stock pursuant to stock options granted under an employee stock option plan since December 1994 and the vesting of, in the aggregate, 86,668 employee stock options since December 1992.

    Mr. Botts may sell additional shares of Common Stock in the future or acquire additional shares of Common Stock pursuant to privately negotiated or open market purchases, the vesting of additional employee stock options and pursuant to other employee benefit plans. Mr. Botts' acquisitions are for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Amount Beneficially Owned: 364,535*
        Percent of Class: 9.2%

        * Includes 131,668 shares subject to presently exercisable options.

    (b) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:                            232,867
                  (ii)     shared power to vote or to direct the vote:                              -0-
                  (iii)    sole power to dispose or to direct the disposition:                  364,535
                  (iv)     shared power to dispose or to direct the disposition:                    -0-

    (c) Options to acquire 16,667 shares of Common Stock vested on December 6, 1997. Options to acquire 3,334 shares of Common Stock vested on December 10, 1997. Mr. Botts exercised options with an exercise price of $0.8125 per share to purchase 20,000 shares of Common Stock on December 8, 1997.

    (d)      None.

    (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

    None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    None.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to him is true, complete and correct.




Dated: February 4, 1998                           /s/ WILLIAM W. BOTTS
                                                  -----------------------------
                                                  William W. Botts